UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of October 2026

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 22, 2026 titled “Geopark announces tender results of cash tender offer for any and all of its outstanding 8.750% Senior Notes due 2030.”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES TENDER RESULTS OF CASH TENDER OFFER FOR

 ANY AND ALL OF ITS OUTSTANDING 8.750% SENIOR NOTES DUE 2030
(CUSIP Nos. 37255B AC3; G38327 AD7 / ISIN US37255BAC37; USG38327AD78)

Bogotá, Colombia, October 22, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), an exempted company incorporated under the laws of Bermuda, today announced the tender results in connection with its offer to purchase for cash any and all of its outstanding 8.750% Senior Notes due 2030 (the “Notes”) (the “Tender Offer”). The Tender Offer was made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated October 16, 2026 (the “Offer to Purchase”).

As previously announced, the expiration time for the Tender Offer was 5:00 p.m., New York City time, on October 22, 2026 (such date and time, the “Expiration Time”). As of the Expiration Time, U.S.$ 266,832,000 in aggregate principal amount of the Notes outstanding had been validly tendered and not withdrawn pursuant to the Tender Offer. Settlement of the Tender Offer is expected to occur on or about October 28, 2026 (the “Settlement Date”).

The table below summarizes certain payment terms for the Notes:

Description of Security	CUSIP No.	ISIN	Outstanding Principal Amount as of the Date Hereof	Consideration per U.S.$1,000 Outstanding Principal Amount(1)	Aggregate Principal Amount Validly Tendered	Aggregate Principal Amount Outstanding After Giving Effect to Settlement of the Tender Offer
8.750% Senior Notes due 2030	144A: 37255B AC3 Reg S: G38327 AD7	144A: US37255BAC37 Reg S: USG38327AD78	U.S.$441,679,000	U.S.$1,027.50	266,832,000	174,847,000

(1)	The Consideration for the Notes will be paid together with accrued and unpaid interest from the last interest payment date for the Notes up to, but not including, the Settlement Date.

Upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase, all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time, if accepted by GeoPark for purchase, will be paid in full by GeoPark on the Settlement Date and all Holders who validly tendered and did not validly withdraw their Notes at any time at or prior to the Expiration Time will receive the Consideration plus accrued and unpaid interest from the last interest payment date for the Notes to, but not including, the Settlement Date, at that time.

The obligation of GeoPark to purchase Notes in the Tender Offer is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer to Purchase.

The information and tender agent for the Tender Offer is D.F. King & Co., Inc. Requests for documentation and questions regarding the Tender Offer can be directed to D.F. King & Co., Inc. at its telephone numbers (646) 582-2900 and (800) 967-5084, or by email at geopark@dfking.com.

Copies of the Offer to Purchase are available from the tender offer website (the “Tender Offer Website”): www.dfking.com/geopark, subject to eligibility confirmation and registration.

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

The dealer managers for the Tender Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street, Trading 4th Floor New York, NY 10013 United States Attn: Liability Management Group	Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 United States Attention: Liability Management Group	J.P. Morgan Securities LLC 270 Park Avenue New York, New York 10017 United States Attn: Latin America Debt Capital Markets

Collect: +1 (212) 723-6106 Toll-Free: +1 (800) 558-3745	Collect: +1 (212) 250-2955 Toll-Free: +1 (866) 627-0391	Collect: +1 (212) 834-7279 Toll Free: +1 (866) 846-2874

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase, and the information in this notice is qualified by reference to the Offer to Purchase. None of GeoPark, the dealer managers or the information and tender agent have made any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offer.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

*****

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the tender offer for the notes due 2030, the Company’s notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: October 22, 2026